

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 2, 2016

<u>Via E-mail</u>
Mr. Oren Bryan
Chief Financial Officer
Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha'Emeq 2310001, Israel

      Re: **Enzymotec Ltd.**
              Form 20-F for the Year Ended December 31, 2014
              Filed March 2, 2015
              File No. 001-36073

Dear Mr. Bryan:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Joel Parker

                             Joel Parker
                             Accounting Branch Chief
                             Office of Healthcare and Insurance